UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a Material Event sent to the Superintendencia de Valores y Seguros de Chile on December 31, 2009.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

Santiago, December 31, 2009

Mr. Guillermo Larraín R.
Superintendent
Superintendent of Securities and Insurance
Avda. Lib. Bernardo O'Higgins N°1449
Santiago

MATERIAL EVENT

Dear Mr. Superintendent:

We hereby inform you that the members of the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM), during an Ordinary Session held on December 15, 2009, unanimously agreed to approve the “General Transitory Policy for Frequent-Ordinary Operations of SQM S.A.” that is referred to in the “new” article 147 second letter b) of the Law No. 18.046 and that will become effective beginning January 1, 2010. This is:

“General Transitory Policy for Frequent-Ordinary Operations of SQM S.A.”

The frequent operations of SQM S.A. are (i) operations of buying and selling or supplying of any raw materials, subproducts and products that are undertaken with its affiliates (ii) operations of contracting or loaning services of any kind to affiliates (iii) operations of renting of mining concessions and of water rights that it undertakes with its affiliates (iv) operations undertaken with banks and financial institutions that are a “related part” of the Company (v) operations of contracting marine freight undertaken in the spot market with companies that are a “related part” of the Company (vi) financial operations that are undertaken with affiliates to manage assets, liabilities and financial resources.”

We hereby inform you of the above as a material event in compliance with articles 9 and 10 of Law No. 18.045. Additionally, also in compliance, with the indications of the Superintendency set forth in Forms 660 and in the Rule of General Character Nº30 issued on October 22, 1986 and November 10, 1989, respectively.

SQM El Trovador 4285, Piso 6 Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Sincerely,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

cc:	Bolsa de Comercio de Santiago Bolsa de Valores S.A.
Bolsa de Corredores Bolsa de Valores S.A.
Bolsa Electrónica de Chile Bolsa de Valores S.A.
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SQM El Trovador 4285, Piso 6 Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: January 4, 2010